SMART BALANCE, INC.
6101 Sunrise Ranch Drive
Longmont, Colorado 80503
Telephone (303) 682-1982

July 31, 2007

VIA EDGAR

Mail Stop 7010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall Mr. John Madison Mr. Timothy Levenburg

Re:	Smart Balance, Inc. Commission File No. 333-143483 Amendment No. 2 to Registration Statement on Form S-3 Filed on July 27, 2007

Ladies and Gentlemen:

        The undersigned registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the captioned registration statement, as amended by any pre-effective amendments thereto, be accelerated to:

4:30 p.m., E.S.T., on August 2, 2007

or as soon as practicable thereafter.

        Pursuant to the staff’s request in its comment letter dated July 3, 2007, the undersigned registrant hereby acknowledges to you as follows:

•	If the Commission or the staff, pursuant to delegated authority, declares the registration statement effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission, or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We also confirm that in requesting acceleration, the registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities covered by the registration statement.

Very truly yours,
SMART BALANCE, INC.
By: /s/ Robert S. Gluck
Robert S. Gluck
Vice Chairman and Chief Financial Officer